Conformed Copy
================================================================================









                              ELAN CORPORATION, PLC




                                U.S. $550,000,000



                   Series A Guaranteed Notes due June 29, 2002
                  Series B Guaranteed Notes due March 15, 2005
                  Series C Guaranteed Notes due March 15, 2005






--------------------------------------------------------------------------------

                               GUARANTEE AGREEMENT

--------------------------------------------------------------------------------




                           Dated as of March 15, 2001




================================================================================


                                TABLE OF CONTENTS

Section                                                                                               Page


1.       GUARANTEE. .................................................................................1

2.       EXECUTION AND DELIVERY OF GUARANTEES............................................................3

3.       SUBORDINATION...................................................................................3
         3.1.     Guarantees Subordinate to Senior Indebtedness..........................................3
         3.2.     Payment Over of Proceeds Upon Dissolution, Etc.........................................3
         3.3.     Guarantees Declared Due and Payable....................................................5
         3.4.     Default on Senior Indebtedness.........................................................5
         3.5.     Payment Permitted if No Default........................................................6
         3.6.     Subrogation to Rights of Holders of Senior Indebtedness................................6
         3.7.     Provisions Solely to Define Relative Rights............................................7
         3.8.     No Waiver of Subordination Provisions..................................................7
         3.9.     Reliance on Judicial Order.............................................................8

4.       REPRESENTATIONS AND WARRANTIES OF THE GUARANTOR.................................................8
         4.1.     Organization; Power and Authority......................................................8
         4.2.     Authorization, etc.....................................................................8
         4.3.     Disclosure.............................................................................9
         4.4.     Organization and Ownership of Shares of Subsidiaries; Affiliates.......................9
         4.5.     Financial Statements..................................................................10
         4.6.     Compliance with Laws, Other Instruments, etc..........................................10
         4.7.     Governmental Authorizations, etc......................................................11
         4.8.     Litigation; Observance of Agreements, Statutes and Orders.............................11
         4.9.     Taxes; Foreign Taxes..................................................................11
         4.10.    Title to Property; Leases.............................................................12
         4.11.    Licenses, Permits, etc................................................................12
         4.12.    Compliance with ERISA.................................................................12
         4.13.    Private Offering by the Guarantor.....................................................14
         4.14.    Use of Proceeds; Margin Regulations...................................................14
         4.15.    Existing Indebtedness; Future Liens...................................................14
         4.16.    Foreign Assets Control Regulations, etc...............................................15
         4.17.    Status under Certain Statutes.........................................................15
         4.18.    Environmental Matters.................................................................15

5.       INFORMATION AS TO THE GUARANTOR................................................................16
         5.1.     Financial and Business Information....................................................16
         5.2.     Officer's Certificate.................................................................18
         5.3.     Inspection............................................................................19

                                       i

6.       AFFIRMATIVE COVENANTS..........................................................................19
         6.1.     Compliance with Law...................................................................19
         6.2.     Insurance.............................................................................20
         6.3.     Maintenance of Properties.............................................................20
         6.4.     Payment of Taxes and Claims...........................................................20
         6.5.     Corporate Existence, etc..............................................................21
         6.6.     Ownership of the Company..............................................................21
         6.7.     Minimum Net Worth.....................................................................21

7.       NEGATIVE COVENANTS.............................................................................21
         7.1.     Transactions with Affiliates..........................................................21
         7.2.     Merger, Consolidation, etc............................................................22
         7.3.     Liens.................................................................................22
         7.4.     Limitations on Additional Indebtedness................................................24
         7.5.     Limitations on Sale of Assets.........................................................24
         7.6.     Limitations on Modification of Charter Documents......................................24

8.       TAX INDEMNIFICATION............................................................................24

9.       EXPENSES, ETC..................................................................................26
         9.1.     Transaction Expenses..................................................................26
         9.2.     Taxes.................................................................................26
         9.3.     Survival..............................................................................27

10.      SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT...................................27

11.      AMENDMENT AND WAIVER...........................................................................28
         11.1.    Requirements..........................................................................28
         11.2.    Solicitation of Holders of Notes......................................................28
         11.3.    Binding Effect, etc...................................................................28
         11.4.    Notes held by Guarantor, etc..........................................................29

12.      NOTICES........................................................................................29

13.      REPRODUCTION OF DOCUMENTS......................................................................29

14.      CONFIDENTIAL INFORMATION.......................................................................30

15.      JURISDICTION AND PROCESS.......................................................................31

16.      WAIVER OF JURY TRIAL...........................................................................32

17.      OBLIGATION TO MAKE PAYMENTS IN DOLLARS.........................................................32

18.      MISCELLANEOUS..................................................................................33
         18.1.    Successors and Assigns................................................................33
         18.2.    Payments Due on Non-Business Days.....................................................33

                                       ii

         18.3.    Severability..........................................................................33
         18.4.    Construction..........................................................................33
         18.5.    Counterparts..........................................................................33
         18.6.    Governing Law.........................................................................33

SCHEDULE A        --       DEFINED TERMS

SCHEDULE 4.4(a)   --       Subsidiaries and Ownership of Subsidiary Stock

SCHEDULE 4.5      --       Financial Statements

SCHEDULE 4.8      --       Certain Litigation

SCHEDULE 4.15     --       Existing Indebtedness/Liens

EXHIBIT 1         --       Form of Guarantee


                              ELAN CORPORATION, PLC
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland



                   Series A Guaranteed Notes due June 29, 2002
                  Series B Guaranteed Notes due March 15, 2005
                  Series C Guaranteed Notes due March 15, 2005



                                                            As of March 15, 2001


TO THE PURCHASERS WHOSE NAMES
APPEAR IN THE ACCEPTANCE
FORM AT THE END HEREOF:

Ladies and Gentlemen:

     ELAN CORPORATION, PLC, a company incorporated under the laws of Ireland (the "Guarantor", which term shall include any successor thereto that shall have become such in the manner prescribed in Section 7.2), agrees with each of the purchasers whose names appear in the acceptance form at the end hereof (each, a "Purchaser" and, collectively, the "Purchasers") as follows:


     1. GUARANTEE.

     The Guarantor hereby fully, unconditionally and irrevocably guarantees on a subordinated basis to each holder of a Note, the performance of all obligations of the Company under the Note Purchase Agreement and the Notes. At the time any payment is due by the Company under the Note Purchase Agreement or the Notes as primary obligor and, in case of the failure of the Company or any successor thereto punctually to pay any amounts due, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, as if such payment were being made by the Company. Certain capitalized terms used in this Guarantee Agreement are defined in Schedule A. Capitalized terms used in this Guarantee Agreement but not otherwise defined shall have the meaning set forth in the Note Purchase Agreement. References to a "Schedule" or an "Exhibit" are, unless otherwise specified, to a Schedule or an Exhibit attached to this Guarantee Agreement.

     The Guarantor hereby agrees that its obligations hereunder shall be unconditional and absolute, irrespective of the identity of the Company, the validity, regularity or enforceability of any such Note or the Note Purchase Agreement, the absence of any action to enforce the same, the granting of any waiver or consent by the holder of any such Note with respect to any provisions thereof, the recovery of any judgment against the Company or any action to enforce the same, or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of any other guarantor. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Guarantee Agreement will not be discharged except by complete performance of the obligations contained in the Note Purchase Agreement, any such Note and in this Guarantee Agreement.

     This Guarantee Agreement is a guarantee of payment and not of collection and the primary place of performance is New York, New York, United States of America. If the holder of any Note is required by any court or otherwise to return to the Company or the Guarantor, or any custodian, receiver, liquidator, trustee, sequestrator or other similar official acting in relation to the Company or the Guarantor, any amount paid to such holder in respect of a Note, this Guarantee Agreement, to the extent theretofore discharged, shall be reinstated in full force and effect. The Guarantor further agrees, to the fullest extent that it may lawfully do so, that, as between the Guarantor, on the one hand, and the holders, on the other hand, the maturity of the obligations guaranteed hereby may be accelerated as provided in Section 12 of the Note Purchase Agreement for the purposes of this Guarantee Agreement, notwithstanding any stay, injunction or other prohibition extant under any applicable bankruptcy law preventing such acceleration in respect of the obligations guaranteed hereby.

     For so long as any of the Notes are outstanding, the Guarantor hereby irrevocably waives any claim or other rights which it may now or hereafter acquire against the Company that arises from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guarantee Agreement, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, any right to participate in any claim or remedy of any holder of any Note against the Company or any collateral which any such holder hereafter acquires, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim or other rights. If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the payment in full of all obligations and all other amounts payable under this Guarantee Agreement, such amount shall be deemed to have been paid to the Guarantor for the benefit of, and held in trust for the benefit of, any holder of any Note and shall forthwith be paid to such holder to be credited and applied upon such guaranteed obligations, whether matured or unmatured, in accordance with the terms of this Guarantee Agreement, the Note Purchase Agreement and the Notes. The Guarantor acknowledges that the waiver set forth in this Section 1 is knowingly made.

     2. EXECUTION AND DELIVERY OF GUARANTEES.

     To evidence its Guarantee provided in Section 1, the Guarantor hereby agrees to execute the Guarantees substantially in the form provided in Exhibit 1, which is a part of this Guarantee Agreement. Each such Guarantee shall be executed by the Guarantor either (i) under its common seal, by two of its Directors, or by one of its Directors and its Secretary or (ii) under seal pursuant to a power of attorney, given by the Guarantor under its common seal, that conforms with the laws of Ireland and New York.

     The delivery of any Note, after the authentication thereof hereunder, shall constitute due delivery of the Guarantees endorsed thereon on behalf of the Guarantor. The Guarantor hereby agrees that its Guarantee set forth in Section 1 shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee.


     3. SUBORDINATION.

     3.1. Guarantees Subordinate to Senior Indebtedness.

     The Guarantor covenants and agrees, and each holder of a Guarantee, by its acceptance thereof, likewise covenants and agrees, that, to the extent and in the manner hereinafter set forth in this Section 3, the indebtedness represented by the Guarantees and this Guarantee Agreement and the payment of all amounts due under the Guarantees and this Guarantee Agreement is hereby expressly made subordinate and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Guarantor.

     3.2. Payment Over of Proceeds Upon Dissolution, Etc.

     Upon any distribution of assets of the Guarantor, in the event of:

          (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, or to its creditors, or to its assets, or

          (b) any liquidation, dissolution or other winding up of the Guarantor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or

          (c) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Guarantor, or

          (d) any other event as related to the Guarantor that would constitute an Event of Default specified in Section 11(h) and (i) of the Note Purchase Agreement

then, and in any such event, the holders of Senior Indebtedness shall be entitled to receive

          (1) payment in full in cash of all amounts due or to become due on or in respect of all Senior Indebtedness in cash or cash equivalents, or provision shall be made for such payment, before the holders of the Guarantees are entitled to receive any payment on account of the Guarantees, and

          (2) any payment or distribution of assets of the Guarantor, of any kind or character, whether in cash, property or securities, by setoff or otherwise, to which the holders would be entitled but for the provisions of this Section 3, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other debt of the Guarantor being subordinated to the payment of the Guarantees, and any such payment or distribution shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the principal of, and premium, if any, and interest on the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

     In the event that, notwithstanding the foregoing provisions of this Section 3.2, the holder of any Guarantee shall have received any payment or distribution of assets of the Guarantor, of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Guarantor being subordinated to the payment of the Guarantees, before all Senior Indebtedness is paid in full in cash or payment thereof provided for, and if such fact shall, at or prior to the time of such payment or distribution, have been made known to such holder, then, in such event, such payment or distribution shall be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other Person making payment or distribution of assets of the Guarantor for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full in cash or as payment thereof is otherwise provided for after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

     For purposes of this Section 3 only, the words "cash, property or securities" shall not be deemed to include shares of Capital Stock of the Guarantor, as reorganized or readjusted, or securities of the Guarantor or any other corporation provided for by a plan or reorganization or readjustment the payment of which is subordinated, at least to the extent provided in this
Section 3 with respect to the Guarantees, to the payment of all Senior Indebtedness which may at the time be outstanding; provided, however, that (i) Senior Indebtedness is assumed by the new corporation, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the holders of the Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment.

     The consolidation of the Guarantor with, or the merger of the Guarantor into, another Person or the liquidation or dissolution of the Guarantor, following the conveyance or transfer of its properties and assets substantially as an entirety to another Person upon the terms and conditions set forth in
Section 7.2 shall not be deemed a dissolution, winding up, liquidation, reorganization, assignment for the benefit of creditors or marshalling of assets and liabilities of the Guarantor for the purposes of this Section 3.2 if the Person formed by such consolidation or into which the Guarantor is merged or the Person which acquires by conveyance or transfer such properties and assets of the Guarantor substantially as an entirety, shall as part of such consolidation, merger, conveyance or transfer, comply with the conditions set forth in Section 7.2.

     3.3. Guarantees Declared Due and Payable.

     In the event that any Notes are declared due and payable pursuant to
Section 12.1 of the Note Purchase Agreement, then and in such event the Guarantor shall promptly, and in any event within ten Business Days of the occurrence thereof, notify holders of Senior Indebtedness of such declaration. The Guarantor may not pay the Guarantees until the earlier of (i) 120 or more days have passed after such declaration occurs or (ii) the payment in full of all Senior Indebtedness or as payment thereof is otherwise provided for and may thereafter pay the Guarantees if this Guarantee Agreement permits the payment at that time.

     In the event that, notwithstanding the foregoing, the Guarantor shall make any payment to the holder of any Guarantee prohibited by the foregoing provisions of this Section 3.3 and if such holder has knowledge that such payment is prohibited at or prior to the time of such payment, then and in such event such payment shall be paid over and delivered forthwith to the Guarantor by or on behalf of the Person holding such payment for the benefit of the holders of Senior Indebtedness.

     3.4. Default on Senior Indebtedness.

     The Guarantor may not make any payment in respect of the Guarantees if:

          (1) a payment default on any Senior Indebtedness has occurred and is continuing beyond any applicable grace period with respect thereto; or

          (2) a default (other than a payment default referred to in the preceding clause (1)) on any Senior Indebtedness occurs and is continuing that permits holders of such Senior Indebtedness to accelerate the maturity thereof and the Guarantor receives a notice of default thereof from any Person who may give such notice pursuant to the instrument evidencing or document governing such Senior Indebtedness.

If the Guarantor receives any such notice, then a similar notice received within nine months thereafter relating to the same default on the same issue of Senior Indebtedness shall not be effective for purposes of this Section 3.4.

     The Guarantor may resume payment on the Guarantees if and when:

          (a) the payment default referred to above is cured or waived as provided or permitted in accordance with the terms of the applicable Senior Indebtedness; or

          (b) in the case of a default referred to in clause (2) of the preceding paragraph, 179 days pass after the receipt by the Guarantor of the notice described in clause (2) above; and

this Guarantee Agreement otherwise permits the payment at that time.

     In the event that, notwithstanding the foregoing, the Guarantor shall make any payment to the holder of any Guarantee prohibited by the foregoing provisions of this Section 3.4 and if such holder has knowledge that such payment is prohibited, at or prior to the time of such payment, then and in such event such payment shall be paid over and delivered forthwith to the Guarantor by or on behalf of the Person holding such payment for the benefit of the holders of the Senior Indebtedness.

     The provisions of this Section 3.4 shall not apply to any payment with respect to which Section 3.2 would be applicable.

     3.5. Payment Permitted if No Default.

     Nothing contained in this Section 3 or elsewhere in this Guarantee Agreement or in any of the Guarantees shall prevent (a) the Guarantor, at any time except during the pendency of any case, proceeding, dissolution, liquidation or other winding up, assignment for the benefit of creditors or other marshaling of assets and liabilities of the Guarantor referred to in
Section 3.2 or under the conditions described in Section 3.3 or 3.4 from making payments at any time in respect of the Guarantees if the holder of such Guarantee did not, at the time of such application, have actual knowledge that such payment would have been prohibited by the provisions of this Section 3 or
(b) the application by the holder of such Guarantee of any money deposited with it hereunder in respect of the Guarantees or the retention of such payment by the holders of the Guarantees, if, at the time of such application by the holder, the holder did not have actual knowledge that such payment would have been prohibited by the provisions of this Section 3.

     3.6. Subrogation to Rights of Holders of Senior Indebtedness.

     Subject to payment in full of all Senior Indebtedness to the extent and in the manner set forth in this Section 3, the holders of the Guarantees shall be subrogated to the extent of the payments or distributions made to the holders of such Senior Indebtedness pursuant to the provisions of this Section 3 (equally and ratably with the holders of all indebtedness of the Guarantor, which by its express terms is subordinated to Indebtedness of Guarantor, to substantially the same extent as the Guarantees are subordinated, and is entitled to like rights of subrogation) to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property and securities applicable to the Senior Indebtedness until the Guarantees shall be paid in full. For purposes of such subrogation, no payments or distributions to the holders of the Senior Indebtedness of any cash, property or securities to which the holders of the Guarantees would be entitled except for the provisions of this Section 3, and no payments over pursuant to the provisions of this Section 3 to the holders of Senior Indebtedness by holders of the Guarantees, shall, as among the Guarantor, the creditors of the Guarantor (other than holders of Senior Indebtedness), and the holders of the Guarantees, be deemed to be a payment or distribution by the Guarantor, to or on account of the Senior Indebtedness.

     3.7. Provisions Solely to Define Relative Rights.

     The provisions of this Section 3 are and are intended solely for the purpose of defining the relative rights of the holders of the Guarantees, on the one hand, and the holders of Senior Indebtedness, on the other hand. Nothing contained in this Section 3 or elsewhere in this Guarantee Agreement or in the Guarantees is intended to or shall (a) impair, as among the Guarantor, the creditors of the Guarantor (other than holders of Senior Indebtedness) and the holders of the Guarantees, the obligation of the Guarantor, which is absolute and unconditional, to pay to the holders of the Guarantees the full amount of the Guarantees in respect of the Guarantees and when the same shall become due and payable in accordance with the terms of the Guarantees and this Guarantee Agreement; or (b) affect the relative rights against the Guarantor of the holders of the Guarantees and creditors of the Guarantor other than the holders of Senior Indebtedness; or (c) prevent the holder of any Guarantee from exercising all remedies otherwise permitted by applicable law upon default under this Guarantee Agreement, subject to the rights, if any, under this Section 3 of the holders of Senior Indebtedness to receive cash, property and securities otherwise payable or deliverable to such holder.

     3.8. No Waiver of Subordination Provisions.

     No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Guarantor, or by any act or failure to act by any such holder, or by any non-compliance by the Guarantor, with the terms, provisions and covenants of this Guarantee Agreement, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

     Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the holders of the Guarantees, without incurring responsibility to the holders of the Guarantees and without impairing or releasing the subordination provided in this Section 3 or the obligations hereunder of the holders of the Guarantees to the holders of Senior Indebtedness, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew, increase or alter, Senior Indebtedness, or otherwise amend or supplement in any manner Senior Indebtedness or any instrument evidencing the same or any agreement under which Senior Indebtedness is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Indebtedness; (iii) release any Person liable in any manner for the collection of Senior Indebtedness; and (iv) exercise or refrain from exercising any rights against the Guarantor and any other Person.

     3.9. Reliance on Judicial Order.

     Upon any payment or distribution of assets of the Guarantor referred to in this Section 3, the holders of the Guarantees shall be entitled to rely upon any final, nonappealable order or decree entered by any court of competent jurisdiction in which such insolvency, bankruptcy, receivership, liquidation, reorganization, dissolution, winding up or similar case or proceeding is pending, or a certificate of the trustee in bankruptcy, liquidating trustee, Custodian, receiver, assignee for the benefit of creditors, agent or other Person making such payment or distribution, delivered to the holders of Guarantees, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness and other indebtedness of the Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 3.


     4. REPRESENTATIONS AND WARRANTIES OF THE GUARANTOR.

     The Guarantor represents and warrants to each Purchaser that:

     4.1. Organization; Power and Authority.

     The Guarantor is a corporation duly organized and validly existing under the laws of Ireland, and is duly qualified as a foreign corporation and, if applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Guarantor has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Guarantee Agreement and the Guarantees, and to perform the provisions hereof and thereof.

     4.2. Authorization, etc.

     This Guarantee Agreement and the Guarantees have been duly authorized by all necessary corporate action on the part of the Guarantor, and this Guarantee Agreement constitutes and, upon execution and delivery thereof, each Guarantee will constitute, a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except, in each case, as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     4.3. Disclosure.

     The Guarantor, through its agent, Banc of America Securities LLC, has delivered to each Purchaser a copy of a Private Placement Memorandum, dated February 2001 and a copy of a Private Placement Memorandum Supplement, dated March 6, 2001 (collectively, and together with the documents delivered therewith, the "Memorandum"), relating to the transactions contemplated hereby and in the Note Purchase Agreement. The Memorandum fairly describes, except with respect to the Defined Portfolio, in all material respects, the general nature of the business and principal properties of the Guarantor and its Subsidiaries. Except as disclosed in this Guarantee Agreement, the Memorandum and the financial statements listed in Schedule 4.5 of this Guarantee Agreement and
Schedule 5.5 of the Note Purchase Agreement, taken as a whole, except with respect to the Defined Portfolio, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. The information relating to the Defined Portfolio included in the Memorandum is accurate in all material respects. Except as disclosed in the Memorandum or in the financial statements listed in Schedule 4.5 of this Guarantee Agreement and Schedule 5.5 of the Note Purchase Agreement, since the date of the Memorandum (with respect to the Company) and December 31, 2000 (with respect to the Guarantor), there has been no change in the business, operations, affairs, financial condition, prospects, assets or properties of the Company, or the Guarantor and its Subsidiaries, taken as a whole, except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to either Obligor that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Memorandum, or in the other documents, certificates and writings delivered to the Purchasers by or on behalf of either Obligor specifically for use in connection with the transactions contemplated hereby or in the Note Purchase Agreement.

     4.4. Organization and Ownership of Shares of Subsidiaries; Affiliates.

     (a) Schedule 4.4(a) contains (except as noted therein) complete and correct lists of (i) the Guarantor's Subsidiaries, showing, as to each such Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its outstanding Capital Stock or similar equity interests owned by the Guarantor and each other Subsidiary, (ii) the Guarantor's Affiliates (other than Subsidiaries), and (iii) the Guarantor's directors and senior officers.

     (b) All of the outstanding shares of Capital Stock or similar equity interests of each Subsidiary shown in Schedule 4.4(a) as being owned by the Guarantor and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Guarantor or another of its Subsidiaries free and clear of any Lien (except as otherwise disclosed in Schedule 4.4(a)).

     (c) Each Subsidiary identified in Schedule 4.4(a) is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and is, if applicable, in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

     (d) No Subsidiary of the Guarantor is a party to, or otherwise subject to any legal restriction or any agreement (other than this Guarantee Agreement and customary limitations imposed by corporate law statutes) restricting the ability of such Subsidiary to pay out of profits dividends or make distributions to the Guarantor or any of its Subsidiaries that owns outstanding shares of Capital Stock or similar equity interests of such Subsidiary.

     4.5. Financial Statements.

     The Guarantor has delivered to each Purchaser copies of the financial statements listed on Schedule 4.5. All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Guarantor and its Subsidiaries as of the respective dates specified in such Schedule and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with U.S. GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).

     4.6. Compliance with Laws, Other Instruments, etc.

     Except as would not, individually or in the aggregate, have a Material Adverse Effect, the execution, delivery and performance by the Guarantor of this Guarantee Agreement and the Guarantees will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Guarantor or any of its Subsidiaries under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which the Guarantor or any of its Subsidiaries is bound or by which the Guarantor or any of its Subsidiaries or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Guarantor or any of its Subsidiaries or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Guarantor or any of its Subsidiaries.

     4.7. Governmental Authorizations, etc.

     No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Guarantor of this Guarantee Agreement or the Guarantees (including, without limitation, any thereof required in connection with the obtaining of Dollars to make payments under this Guarantee Agreement and the Guarantees and the payment of such Dollars to Persons resident in the United States of America) except for such consents, approvals and authorizations and registrations, filings and declarations as have already been obtained. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Ireland or Bermuda of this Guarantee Agreement or the Guarantees that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

     4.8. Litigation; Observance of Agreements, Statutes and Orders.

     (a) Except as disclosed in Schedule 4.8, there are no actions, suits or proceedings pending or, to the knowledge of the Guarantor, threatened against or affecting the Guarantor or any of its Subsidiaries or any property of the Guarantor or any of its Subsidiaries in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

     (b) Neither of the Guarantor nor any of its Subsidiaries is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation applicable Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

     4.9. Taxes; Foreign Taxes.

     (a) The Guarantor and each of its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not, individually or in the aggregate, Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Guarantor or any of its Subsidiaries, as the case may be, has established adequate reserves in accordance with U.S. GAAP. The Guarantor knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Guarantor and its Subsidiaries in respect of taxes for all fiscal periods are adequate in all material respects.

     (b) No liability for any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, levy, impost, fee, charge or withholding (each a "Tax" and collectively "Taxes"), directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of or in Ireland or any political subdivision thereof or therein (an "Applicable Taxing Authority") will be incurred by the Guarantor or any holder of a Note as a result of the execution or delivery of this Guarantee Agreement or the Guarantees and, based on present law, no deduction or withholding in respect of Taxes imposed by or for the account of any Applicable Taxing Authority or any jurisdiction (other than the United States of America) by or through which payments with respect to the Guarantees are made by the Guarantor is required to be made from any payment by the Guarantor under this Guarantee Agreement and the Guarantees except for any such withholding or deduction arising out of the conditions described in the proviso to Section 8(a).

     4.10. Title to Property; Leases.

     The Guarantor and each of its Subsidiaries have good and sufficient title to their respective properties that, individually or in the aggregate, are Material, in each case free and clear of Liens prohibited by this Guarantee Agreement. All leases that the Guarantor or any of its Subsidiaries is party to as lessee and that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

     4.11. Licenses, Permits, etc.

     Except as disclosed in Schedule 4.8 and except as would not have a Material Adverse Effect:

          (a) the Guarantor and each of its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto without known conflict with the rights of others;

          (b) to the best knowledge of the Guarantor, no product of the Guarantor or any of its Subsidiaries infringes in any respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person; and

          (c) to the best knowledge of the Guarantor, there is no violation by any Person of any right of the Guarantor or any of its Subsidiaries with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Guarantor or any of its Subsidiaries.

     4.12. Compliance with ERISA.

     (a) The Guarantor and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither of the Guarantor nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Guarantor or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Guarantor or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be individually or in the aggregate Material.

     (b) The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities by more than U.S.$2,000,000 in the case of any single Plan and by more than U.S.$2,000,000 in the aggregate for all Plans. The term "benefit liabilities" has the meaning specified in section 4001 of ERISA and the terms "current value" and "present value" have the meaning specified in Section 3 of ERISA.

     (c) The Guarantor and each ERISA Affiliate have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

     (d) The expected postretirement benefit obligation (determined as of the last day of the Guarantor's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Guarantor and its Subsidiaries is not Material.

     (e) The execution and delivery of this Guarantee Agreement and the Guarantees hereunder will not involve any transaction that is subject to the prohibitions of section 406(a) of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Guarantor in the first sentence of this Section 4.12(e) is made in reliance upon and subject to the accuracy of the Purchasers' representation in
Section 6.2 of the Note Purchase Agreement as to the sources of the funds used to pay the purchase price of the Notes to be purchased by the Purchasers.

     (f) Each Foreign Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and court orders and has been maintained in good standing with applicable regulatory authorities, except for such instances of noncompliance which have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. For purposes of this paragraph, "Foreign Pension Plan" means any plan, fund

(including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States of America by the Guarantor or any of its Subsidiaries primarily for the benefit of employees residing outside the United States of America of the Guarantor or such Subsidiary which plan, fund or other similar program provides for retirement income for such employees, results in a deferral of income for such employees in contemplation of retirement or provides for payments to be made to such employees upon termination of employment, and which plan is not subject to ERISA or the Code.

     4.13. Private Offering by the Guarantor.

     Neither the Guarantor nor anyone acting on its behalf has offered the Notes or the Guarantees or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person other than the Purchasers and not more than 29 other Qualified Purchasers, each of which has been offered the Notes at a private sale for investment. Neither the Guarantor nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes or the Guarantees to the registration requirements of Section 5 of the Securities Act.

     4.14. Use of Proceeds; Margin Regulations.

     The Guarantor shall cause the Company to apply the proceeds of the sale of the Notes as set forth in Section 9.7 of the Note Purchase Agreement. No part of the proceeds from the sale of the Notes under the Note Purchase Agreement will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the United States Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Guarantor in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). The Guarantor does not own or have any present intention of acquiring any margin stock. As used in this Section, the terms "margin stock" and "purpose of buying or carrying" shall have the meanings assigned to them in said Regulation U.

     4.15. Existing Indebtedness; Future Liens.

     (a) Except as described therein, Schedule 4.15 sets forth a complete and correct list of all guarantees and all outstanding Indebtedness of the Guarantor and its Subsidiaries as of March 15, 2001 in the amount of $10,000,000 or more, since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Indebtedness of the Guarantor or its Subsidiaries. Neither the Guarantor nor any of its Subsidiaries is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Guarantor or any of its Subsidiaries and no event or condition exists with respect to any Indebtedness of the Guarantor or any of its Subsidiaries that would permit (or that with notice or the lapse of time, or both, would permit) one or more

Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

     (b) Except as disclosed in Schedule 4.15, neither the Guarantor nor any of its Subsidiaries has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 7.3.

     4.16. Foreign Assets Control Regulations, etc.

     Neither the sale of the Notes by the Company hereunder with the benefit of the Guarantees of the Guarantor nor the Company's use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, the International Emergency Economic Powers Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

     4.17. Status under Certain Statutes.

     Neither the Guarantor nor any of its Subsidiaries is subject to regulation under the Investment Company Act of 1940, as amended, the Public Utility Holding Company Act of 1935, as amended, the Interstate Commerce Act, as amended, or the Federal Power Act, as amended.

     4.18. Environmental Matters.

     Neither the Guarantor nor any of its Subsidiaries has knowledge of any claim or has received any written notice of any claim or proceeding raising any claim against the Guarantor or any of its Subsidiaries or any of their respective real properties or other assets now or formerly owned, leased or operated by any of them, alleging any liability under or violation of any applicable Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed to the Purchasers in writing,

          (a) neither the Guarantor nor any of its Subsidiaries has knowledge of any facts which would give rise to any claim, public or private, of violation of applicable Environmental Laws by any of them or damage to the environment emanating from, occurring on or in any way related to real properties or to other assets now or formerly owned, leased or operated by any of them, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

          (b) to the knowledge of the Guarantor, neither the Guarantor nor any of its Subsidiaries has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them or disposed of any Hazardous Materials in violation of any applicable Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

          (c) all buildings on all real properties now owned, leased or operated by the Guarantor or any of its Subsidiaries are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.


     5. INFORMATION AS TO THE GUARANTOR.

     5.1. Financial and Business Information.

     The Guarantor shall deliver to each holder of Notes:

          (a) Annual Statements -- to the extent not otherwise provided pursuant to paragraph (b) of this Section 5.1 below, within 180 days after the end of each fiscal year of the Guarantor, duplicate copies of,

               (i) a consolidated balance sheet of the Guarantor and its Subsidiaries, as at the end of such year, and

               (ii) consolidated statements of income and changes in financial position of the Guarantor and its Subsidiaries, for such year,

     setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with U.S. GAAP, and accompanied by

               (A) an opinion thereon of independent chartered accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their results of operations and changes in financial position and have been prepared in conformity with U.S. GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances; and

               (B) a certificate of such accountants stating that they have reviewed this Agreement and stating further whether, in making their audit, they have become aware of any condition or event that then constitutes a Default or an Event of Default, and, if they are aware that any such condition or event then exists, specifying the nature and period of the existence thereof (it being understood that such accountants shall not be liable, directly or indirectly, for any failure to obtain knowledge of any Default or Event of Default unless such accountants should have obtained knowledge thereof in making an audit in accordance with generally accepted auditing standards or did not make such an audit); provided that so long as the Guarantor uses its best efforts to cause such certificate to be delivered, any failure of such accountants to deliver such certificate shall not constitute a violation or breach of this clause (B);

          (b) Information -- within 15 days after their becoming available, one copy of (i) each document or report sent or required to be sent under Irish or United States law by the Guarantor or any of its Subsidiaries to public security holders generally (including without limitation the semi-annual financial statements of the Guarantor which the Guarantor provides to its security holders pursuant to the rules of the Irish Stock Exchange), (ii) all material press releases (including in any event any press release which includes interim financial statements of the Guarantor) made available by the Guarantor or any of its Subsidiaries to the public and (iii) any Annual Report on Form 20-F as filed with the SEC.

          (c) Notice of Default or Event of Default -- within five days after a Responsible Officer of the Guarantor becomes aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(e) or (f) of the Note Purchase Agreement, a written notice specifying the nature and period of existence thereof and what action the Guarantor is taking or proposes to take with respect thereto;

          (d) ERISA Matters -- within 30 days after a Responsible Officer of the Guarantor becomes aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Guarantor or an ERISA Affiliate proposes to take with respect thereto:

               (i) with respect to any Plan, any reportable event, as defined in section 4043(b) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

               (ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Guarantor or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

               (iii) any event, transaction or condition that could result in the incurrence of any liability by the Guarantor or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Guarantor or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

          (e) Notices from Governmental Authority -- promptly, and in any event within 30 days from the Guarantor's determination that the matters referred to in such notice could reasonably be expected to have a Material Adverse Effect, copies of any notice to the Guarantor or any of its Subsidiaries from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect; and

          (f) Requested Information -- with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Guarantor or any of its Subsidiaries or relating to the ability of the Guarantor to perform its obligations hereunder and under the Notes and the Guarantees as from time to time may be reasonably requested by any such holder of Notes.

     5.2. Officer's Certificate.

     Each set of annual reports delivered to a holder of Notes pursuant to
Section 5.1(b)(iii) hereof (or, if applicable, each set of financial statements delivered pursuant to Section 5.1(a) hereof) shall be accompanied by, and within 90 days after the end of each of the first three fiscal quarterly periods in each fiscal year the Guarantor shall deliver to each holder of Notes, a certificate of a Senior Financial Officer of the Guarantor setting forth:

          (a) Covenant Compliance -- the information (including detailed calculations) required in order to establish whether the Guarantor was in compliance with the requirements of Section 6.7 and Section 7.1 through
     Section 7.5 hereof, inclusive, during the quarterly or annual period covered by the certificate then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

          (b) Event of Default -- a statement that such officer has reviewed the relevant terms hereof and of the Note Purchase Agreement and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Guarantor and its Subsidiaries from the beginning of the quarterly or annual period covered by the reports then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Guarantor or any of its Subsidiaries to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Guarantor shall have taken or proposes to take with respect thereto.

     5.3. Inspection.

     The Guarantor shall permit the representatives of each holder of at least U.S.$1,000,000 aggregate principal amount of Notes:

          (a) No Default -- if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Guarantor, to visit the principal executive office of the Guarantor, to discuss the affairs, finances and accounts of the Guarantor and its Subsidiaries with the Guarantor's officers, and its independent chartered accountants, and (with the consent of the Guarantor, which consent will not be unreasonably withheld) to visit the other offices and properties of the Guarantor and each of its Subsidiaries, all at such reasonable times as may be reasonably requested in writing, provided that each holder will be permitted such visits and discussions no more than once every 18 months; and

          (b) Default -- if a Default or Event of Default then exists, at the expense of the Guarantor, to visit and inspect any of the offices or properties of the Guarantor or any of its Subsidiaries, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent chartered accountants (and by this provision the Guarantor authorizes said accountants to discuss the affairs, finances and accounts of the Guarantor and its Subsidiaries), all at such times and as often as may be requested;

provided that this Section 5.3 shall not apply to any Person that in the reasonable judgment of the Guarantor is a competitor of the Guarantor or any of its Subsidiaries or has commercial activities adverse to the commercial activities of the Guarantor or any of its Subsidiaries unrelated to providing finance or holding of the Notes; provided, further, that no (i) initial Purchaser, (ii) affiliate or Subsidiary of an initial Purchaser, (iii) account managed by any of the foregoing, (iv) bank, (v) insurance company or (vi) Deemed Non-Competitor shall be deemed to be a competitor or to have commercial activities adverse to the Guarantor.


     6. AFFIRMATIVE COVENANTS.

     The Guarantor covenants that so long as any of the Notes are outstanding:

     6.1. Compliance with Law.

     The Guarantor will and will cause each of its Subsidiaries to comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, applicable Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     6.2. Insurance.

     The Guarantor will and will cause each of its Subsidiaries to maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

     6.3. Maintenance of Properties.

     The Guarantor will and will cause each of its Subsidiaries to maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times; provided that this Section 6.3 shall not prevent the Guarantor or any of its Subsidiaries from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Guarantor has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     6.4. Payment of Taxes and Claims.

     The Guarantor will and will cause each of its Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Guarantor or any of its Subsidiaries; provided that neither the Guarantor nor any of its Subsidiaries need pay any such tax or assessment or claims if (i) the amount, applicability or validity thereof is contested by the Guarantor or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Guarantor or such Subsidiary has established adequate reserves therefor in accordance with U.S. GAAP on the books of the Guarantor or such Subsidiary or (ii) the nonpayment of all such taxes, assessments and claims in the aggregate could not reasonably be expected to have a Material Adverse Effect.

     6.5. Corporate Existence, etc.

     The Guarantor will at all times preserve and keep in full force and effect its corporate existence, and the Guarantor will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries and all rights and franchises of the Guarantor and its Subsidiaries unless, in the good faith judgment of the Guarantor, the termination of or failure to preserve and keep in full force and effect the corporate existence of any of its Subsidiaries (other than the Company), or any such right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

     6.6. Ownership of the Company.

     The Guarantor shall at all times own, directly or indirectly, 100% of the Capital Stock of the Company free and clear of any Lien except for Liens created under the Stock Pledge Agreement (excluding directors' qualifying shares constituting in the aggregate less than 1% of the total amount of such Capital Stock) and the holder of Capital Stock of the Company shall at all times be a Qualified Purchaser.

     6.7. Minimum Net Worth.

     The Guarantor will, at the end of each fiscal quarter, maintain a Consolidated Adjusted Net Worth greater than or equal to the sum of (x) U.S. $1,500,000,000 plus (y) if positive, 35% of Consolidated Adjusted Net Income for the period beginning January 1, 2001 and ending on the last day of such fiscal quarter.


     7. NEGATIVE COVENANTS.

     The Guarantor covenants that so long as any of the Notes are outstanding:

     7.1. Transactions with Affiliates.

     The Guarantor will not, and will not permit any of its Subsidiaries to, enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate, except (i) for transactions between or among the Guarantor and its Eighty Percent Subsidiaries, (ii) in the ordinary course and pursuant to the reasonable requirements of the Guarantor's or any of its Subsidiaries' business and upon terms no less favorable to the Guarantor or any of its Subsidiaries than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate as determined by the Board of Directors of the Guarantor and (iii) any payments or transactions pursuant to each of the Asset Transfer Agreement and the Services Agreement, as in effect on the date of Closing, or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the date of Closing.

     7.2. Merger, Consolidation, etc.

     The Guarantor will not consolidate with or merge with or into any other Person or sell, convey, transfer, lease or otherwise dispose of (or cause or permit any Subsidiary of the Guarantor to sell, convey, transfer, lease or otherwise dispose of) all or substantially all of the Guarantor's properties and assets (determined on a consolidated basis for the Guarantor and its Subsidiaries) in a single transaction or series of related transactions to any Person unless:

          (a) either (i) the Guarantor shall be the continuing corporation or
     (ii) the Person (if other than the Guarantor) (the "Surviving Entity") formed by such consolidation or into which the Guarantor is merged or the Person that acquires by sale, conveyance, transfer or other disposition, or that leases, the properties and assets of the Guarantor, as the case may be, substantially as an entirety (x) shall be a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia, Canada, Switzerland, Japan, any AAA Rated Country or any European Union Country and
     (y) shall expressly assume the due and punctual payment of all amounts due under the Guarantee Agreement and the Guarantee and the performance or observance of every covenant in the Guarantee Agreement;

          (b) immediately after giving effect to such transaction, (i) no Default or Event of Default shall have occurred and be continuing and (ii) the Guarantor or the Surviving Entity, as the case may be, shall be entitled to incur $1.00 of additional Indebtedness without causing a Default or Event of Default; and

          (c) the Guarantor shall have delivered to the holders of the Notes a certificate of a Responsible Officer of the Guarantor and an opinion of legal counsel to the Guarantor, each stating that such consolidation, merger, sale, conveyance, transfer, lease or other disposition and such assumption of obligations, if applicable, comply with this Section 7.2 and that all conditions precedent herein provided for relating to such transaction have been satisfied.

No such sale, conveyance, transfer, lease or other disposition of substantially all of the properties and assets of the Guarantor or any Subsidiary shall have the effect of releasing the Guarantor, or any successor corporation that shall theretofore have become such in the manner prescribed in this Section 7.2 from its liability under this Guarantee Agreement or the Guarantees.

     7.3. Liens.

     The Guarantor will not, and will not permit any of its Subsidiaries to, create, assume, incur or suffer to exist any Lien upon or with respect to any property or assets, whether now owned or hereafter acquired, of the Guarantor or any of its Subsidiaries, unless the Notes are secured equally and ratably with any and all other obligations secured by such Lien, except:

          (a) Liens for taxes, assessments or governmental charges or levies, either not yet due and payable or to the extent that nonpayment thereof is permitted by the proviso to Section 6.4;

          (b) Liens created by or resulting from any litigation or legal proceeding which is effectively stayed while the underlying claims are being contested in good faith by appropriate proceedings and with respect to which the Guarantor or such Subsidiary has established adequate reserves on its books in accordance with U.S. GAAP;

          (c) Liens incidental to the normal conduct of the business of the Guarantor or any of its Subsidiaries or the ownership of their properties and which are not incurred in connection with the incurrence of Indebtedness and which do not in the aggregate materially impair the use of such property in the operation of the business of the Guarantor and its Subsidiaries taken as a whole, or the value of such property for the purpose of such business;

          (d) Liens securing Indebtedness of the Guarantor or any of its Subsidiaries outstanding on the date hereof as specified in Schedule 4.15 and any extension, renewal or replacement of any such Lien, provided that the principal amount of Indebtedness secured thereby immediately before giving effect to such extension, renewal or replacement is not increased and such Lien is not extended to any other property;

          (e) Liens securing Indebtedness owing by a Subsidiary of the Guarantor to the Guarantor or any other Subsidiaries of the Guarantor;

          (f) Liens (i) in respect of property acquired, constructed or improved by the Guarantor or any of its Subsidiaries after the date hereof, or in rights relating to such property, which Liens are created at the time of acquisition or completion of construction or improvement of such property or within 180 days thereafter, to secure Indebtedness assumed or incurred to finance all or any part of the purchase price of the acquisition or cost of construction or improvement of such property, (ii) on property at the time of the acquisition thereof by the Guarantor or any of its Subsidiaries, whether or not the Indebtedness secured thereby is assumed by the Guarantor or such Subsidiary, and (iii) on property of a Person at the time such Person becomes a Subsidiary of the Guarantor, or the Guarantor or any of its Subsidiaries acquires or leases the properties of such Person as an entirety or substantially as an entirety, or such Person merges into or consolidates with the Guarantor or any of its Subsidiaries (and not incurred in anticipation thereof), provided that in any such case the aggregate principal amount of Indebtedness secured by any such Lien in respect of any such property shall not exceed the fair market value of such property (or rights relating thereto) and no such Lien shall extend to or cover any other property of the Guarantor or such Subsidiary;

          (g) Liens securing Senior Indebtedness; and

          (h) Liens in respect of assets of any Subsidiary of the Guarantor.

     7.4. Limitations on Additional Indebtedness.

     The Guarantor will not, and will not permit any of its Subsidiaries to, incur any additional Indebtedness, unless, at the time of incurrence thereof and after giving effect thereto and to the application of proceeds therefrom, the ratio, expressed as a percentage, of (i) Senior Indebtedness to Annualized EBITDA does not exceed 225% and (ii) Consolidated Adjusted Indebtedness to Consolidated Total Capitalization does not exceed 60%.

     7.5. Limitations on Sale of Assets.

     The Guarantor will not, and will not permit any of its Subsidiaries to:

          (a) sell, convey, transfer, lease or otherwise dispose of any assets (other than in the ordinary course of business) in any one fiscal year which represent in excess of 15% of Consolidated Total Assets determined as of the beginning of such fiscal year, and

          (b) sell, convey, transfer, lease or otherwise dispose of any assets (other than in the ordinary course of business) that in the aggregate, from the date of Closing to the date of determination, is in excess of 30% of Consolidated Total Assets determined as of the end of the immediately preceding fiscal quarter of the disposition thereof;

provided that in calculating the amount of assets so disposed for purposes of this Section 7.5 there shall be excluded (a) those assets so disposed from which the net proceeds are applied solely, within 12 months after receipt thereof, either (i) for acquiring or committing to acquire assets related to the businesses of the Guarantor and its Subsidiaries or businesses reasonably related thereto or (ii) for investing pursuant to the Investment Policy and (b) assets transferred to any Eighty Percent Subsidiary of the Guarantor.

     7.6. Limitations on Modification of Charter Documents.

     The Guarantor will not cause or permit any amendment to be made to the Memorandum of Association of the Company or the Bye-Laws of the Company without the prior written consent by the Required Holders.


     8. TAX INDEMNIFICATION.

     (a) Any and all payments under this Guarantee Agreement or the Guarantees to or for the account of any holder of a Note shall be made free and clear of, and without deduction or withholding for or on account of, any Tax, except to the extent such deduction or withholding is required by law. If any Tax is required by law to be deducted or withheld from any such payments by the Guarantor, the Guarantor will make such deductions or withholding and pay to the relevant taxing authority the full amount deducted or withheld before penalties attach thereto or interest accrues thereon. In the event of the imposition by or for the account of any Applicable Taxing Authority or of any Governmental Authority of any jurisdiction in which the Guarantor resides for tax purposes or any jurisdiction from or through which the Guarantor is making any payment in respect of any Guarantee, other than any Governmental Authority of or in the United States of America or any political subdivision thereof or therein, of any Tax upon or with respect to any payments in respect of any Guarantee, whether by withholding or otherwise, the Guarantor hereby agrees to pay forthwith from time to time in connection with each payment on the Guarantees, as the case may be, to each holder of a Note such amounts as shall be required so that every payment received by such holder in respect of the Guarantees and every payment received by such holder under this Guarantee Agreement will not, after such withholding or deduction or other payment for or on account of such Tax and any interest or penalties relating thereto, be less than the amount stated to be due and payable to such holder in respect of such Guarantee or under this Guarantee Agreement before the assessment of such Tax; provided, however, that the Guarantor shall not be obliged to pay such amounts to any holder of a Note in respect of Taxes to the extent such Taxes exceed the Taxes that would have been payable:

          (i) had such holder not had any connection with Ireland or any territory or political subdivision thereof other than the mere holding of a Note with the benefit of a Guarantee (or the receipt of any payments in respect thereof) or activities incidental thereto; or

          (ii) but for the delay or failure by such holder (following a written request by the Guarantor) in the filing with an appropriate Governmental Authority or otherwise of forms, certificates, documents, applications or other reasonably required evidence (collectively "Forms"), that is required to be filed by such holder to avoid or reduce such Taxes and that in the case of any of the foregoing would not result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and other than as required by applicable law and such delay or failure could have been lawfully avoided by such holder, provided that such holder shall be deemed to have satisfied the requirements of this clause (ii) upon the good faith completion and submission of such Forms as may be specified in a written request of the Guarantor no later than 45 days after receipt by such holder of such written request.

     (b) In the event that a holder is deemed to be domiciled or resident in Ireland for Irish tax purposes or to be carrying on business in Ireland as a matter of Irish law solely by reason of the making and performance or enforcement of the Guarantee Agreement or the holding of Guarantees the Guarantor will indemnify such holder on an after-tax basis against any Irish taxes including interest and penalties thereon attributable to such holder being deemed to be domiciled or resident in Ireland for Irish tax purposes or to be carrying on business in Ireland.

     (c) Within 60 days after the date of any payment by the Guarantor of any Tax in respect of any payment under the Notes, the Guarantees or this Section 8, the Guarantor shall furnish to each holder of a Note the original tax receipt for the payment of such Tax (or if such original tax receipt is not available, a duly certified copy of the original tax receipt), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

     (d) The obligations of the Guarantor under this Section 8 shall survive the transfer or payment of any Note, the enforcement, amendment or waiver of any provision of this Guarantee Agreement or the Notes, and the termination of this Guarantee Agreement.


     9. EXPENSES, ETC.

     9.1. Transaction Expenses.

     Whether or not the transactions contemplated hereby are consummated, the Guarantor will pay all costs and expenses (including reasonable attorneys' fees of a special counsel and, if reasonably required, local or other counsel) incurred by the Purchasers and each other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Guarantee Agreement or the Notes (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Guarantee Agreement or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Guarantee Agreement or the Notes, or by reason of being a holder of any Note, and (b) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of the Guarantor or any of its Subsidiaries or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes. The Guarantor will pay, and will hold each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses if any, of brokers and finders (other than those retained by such Purchaser or other holder).

     9.2. Taxes.

     The Guarantor will pay all stamp, documentary or similar taxes which may be payable in respect of the execution and delivery of this Guarantee Agreement or the Note Purchase Agreement or of the execution and delivery of any of the Notes or of any amendment of, or waiver or consent under or with respect to, this Guarantee Agreement, the Note Purchase Agreement or of any of the Notes and will hold each holder of a Note harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax required to be paid by the Company under the Note Purchase Agreement or the Guarantor hereunder.

     The Guarantor agrees to indemnify and hold each Purchaser (an "Exchanging Purchaser" that exchanges Outstanding Notes for Series A Notes or Series

B Notes pursuant to the Note Purchase Agreement (the "Exchange") free and harmless from and against any United States federal, state or local income or franchise taxes attributable to the Exchange but not to the consent fee or the exchange fee referred to in Section 4.14 of the Note Purchase Agreement ("Tax" or "Taxes"), and any interest, penalties or additions to tax attributable to any Taxes indemnified pursuant to this Section 9.2, that are incurred by an Exchanging Purchaser by reason of the Exchange or the receipt of any payment in respect of Taxes or other amounts pursuant to this Section 9.2 if the Exchanging Purchaser reports the Exchange (other than the receipt of the consent fee or any Exchange premium payment) as tax free for federal, state and local income and franchise tax purposes. If an Exchanging Purchaser determines in good faith that it has actually received Tax savings in any taxable year by reason of the Exchange that are attributable to amounts previously indemnified by the Guarantor hereunder (including, without limitation, a deduction for amortizable bond premium), such Exchanging Purchaser shall remit to the Guarantor the net amount of such Tax savings, provided that such amount does not exceed the amount of all prior indemnity payments received from the Guarantor less all prior reimbursements of Tax savings by such Exchanging Purchaser, provided further that if such Tax savings are subsequently determined to be unavailable the amount of such reimbursement shall be treated as Taxes indemnifiable hereunder. The Guarantor shall not be required to indemnify any Exchanging Purchaser unless and until such person furnishes to the Guarantor certified copies of tax receipts or other documentation reasonably satisfactory to the Guarantor evidencing payment of the Taxes and other amounts, if any, made by the Exchanging Purchaser. Nothing herein shall be construed to give the Guarantor the right to inspect an Exchanging Purchaser's tax returns or a right of access to other information determined in good faith by the Exchanging Purchaser to be confidential or proprietary.

     9.3. Survival.

     The obligations of the Guarantor under this Section 9 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Guarantee Agreement or the Notes, and the termination of this Guarantee Agreement.


     10. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

     All representations and warranties contained herein shall survive the execution and delivery of this Guarantee Agreement and the Guarantees, the purchase or transfer by each Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of any Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Guarantor pursuant to this Guarantee Agreement shall be deemed representations and warranties of the Guarantor under this Guarantee Agreement. Subject to the preceding sentence, this Guarantee Agreement and the Guarantees embody the entire agreement and understanding between the Purchasers and the Guarantor and supersede all prior agreements and understandings relating to the subject matter hereof.


     11. AMENDMENT AND WAIVER.

     11.1. Requirements.

     This Guarantee Agreement and the Guarantees may be amended, and the observance of any term hereof or of the Guarantees may be waived (either retroactively or prospectively), with (and only with) the written consent of the Guarantor and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1, 2, 3, 4, 14 or 16 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 of the Note Purchase Agreement relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver or (iii) amend any of Sections 8, 11 or 17.

     11.2. Solicitation of Holders of Notes.

     (a) Solicitation. The Guarantor will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Guarantor will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 11 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

     (b) Payment. The Guarantor will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

     11.3. Binding Effect, etc.

     Any amendment or waiver consented to as provided in this Section 11 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Guarantor without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Guarantor and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term this "Guarantee Agreement" and references thereto shall mean this Guarantee Agreement as it may from time to time be amended or supplemented.

     11.4. Notes held by Guarantor, etc.

     Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Guarantee Agreement, or have directed the taking of any action provided herein to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by either Obligor or any Affiliate of either Obligor shall be deemed not to be outstanding.


     12. NOTICES.

     All notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or
(b) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

          (i) if to any Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in Schedule A of the Note Purchase Agreement, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,

          (ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing,

          (iii) if to the Guarantor, to the Guarantor at its address set forth at the beginning hereof to the attention of William F. Daniel, or at such other address as the Guarantor shall have specified to the holder of each
     Note in writing.

Notices under this Section 12 will be deemed given only when actually received.


     13. REPRODUCTION OF DOCUMENTS.

     This Guarantee Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and such Purchaser may destroy any original document so reproduced. The Guarantor agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This
Section 13 shall not prohibit the Guarantor or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.


     14. CONFIDENTIAL INFORMATION.

     For the purposes of this Section 14, "Confidential Information" means information delivered to any Purchaser by or on behalf of the Guarantor or any of its Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Guarantee Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified in writing when received by such Purchaser as being confidential information of the Guarantor or such Subsidiary, provided that such term does not include information that (a) was publicly available or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly available through no act or omission by such Purchaser or any person acting on such Purchaser's behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Guarantor or any of its Subsidiaries or (d) constitutes financial statements delivered to such Purchaser under Section 5.1 that are otherwise publicly available. Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) such Purchaser's directors, officers, employees, agents, attorneys, affiliates and trustees (to the extent such disclosure reasonably relates to the administration of the investment represented by such Purchaser's Notes), (ii) such Purchaser's financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 14, (iii) any other holder of any Note, (iv) any Qualified Purchaser to which such Purchaser sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section
14), (v) any Person from which such Purchaser offers to purchase any security of an Obligor (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 14), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that is provided access to information about such Purchaser's investment portfolio or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser's Notes or this Guarantee Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 14 as though it were a party to this Guarantee Agreement (and the obligations of each holder of a Note under this Section 14 shall survive the transfer or payment of such Note). On reasonable request by the Guarantor in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Guarantee Agreement or requested by such holder (other than a holder that is a party to this Guarantee Agreement or its nominee), such holder will enter into an agreement with the Guarantor embodying the provisions of this Section 14.


     15. JURISDICTION AND PROCESS.

     THE GUARANTOR AGREES THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTEE AGREEMENT OR THE GUARANTEES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH, OR ANY LEGAL ACTION OR PROCEEDING TO EXECUTE OR OTHERWISE ENFORCE ANY JUDGMENT OBTAINED AGAINST THE GUARANTOR, AS THE CASE MAY BE, FOR BREACH HEREOF OR THEREOF, OR AGAINST ANY OF ITS PROPERTIES, MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK BY ANY PURCHASER OR ON ANY PURCHASER'S BEHALF OR BY OR ON BEHALF OF ANY HOLDER OF A NOTE, AS ANY PURCHASER OR SUCH HOLDER MAY ELECT, AND THE GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS FOR PURPOSES OF ANY SUCH LEGAL ACTION OR PROCEEDING. THE GUARANTOR HEREBY IRREVOCABLY APPOINTS AND DESIGNATES CT CORPORATION SYSTEM, WHOSE ADDRESS IS 111 EIGHTH AVENUE, NEW YORK, NY 10011, OR ANY OTHER PERSON HAVING AND MAINTAINING A PLACE OF BUSINESS IN THE STATE OF NEW YORK WHOM THE GUARANTOR MAY FROM TIME TO TIME HEREAFTER DESIGNATE (HAVING GIVEN 30 DAYS' NOTICE THEREOF TO EACH HOLDER OF A NOTE THEN OUTSTANDING), AS THE TRUE AND LAWFUL ATTORNEY AND DULY AUTHORIZED AGENT FOR ACCEPTANCE OF SERVICE OF LEGAL PROCESS OF THE GUARANTOR. THE GUARANTOR HEREBY AGREES THAT SERVICE OF PROCESS IN ANY SUCH PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO IT AS ITS ADDRESS SPECIFIED IN
SECTION 12 OR AT

SUCH OTHER ADDRESS OF WHICH EACH HOLDER OF A NOTE SHALL HAVE BEEN NOTIFIED PURSUANT THERETO. IN ADDITION, THE GUARANTOR HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTEE AGREEMENT, THE GUARANTEES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.


     16. WAIVER OF JURY TRIAL.

     EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTEE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTEE AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.


     17. OBLIGATION TO MAKE PAYMENTS IN DOLLARS.

     All payments made by the Guarantor under this Guarantee Agreement or the Guarantees, as the case may be, shall be in Dollars and the obligations of the Guarantor to make payments in Dollars of any of their obligations under this Guarantee Agreement or the Guarantees shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, which is expressed in or converted into any currency other than Dollars, except to the extent such tender or recovery shall result in the actual receipt by the holder of any Note of the full amount of Dollars expressed to be payable in respect of any such obligations. The obligation of the Guarantor to make payments in Dollars as aforesaid shall be enforceable as an alternative or additional cause of action for the purpose of recovery in Dollars of the amount, if any, by which such actual receipt shall fall short of the full amount of Dollars expressed to be payable in respect of any such obligations (other than any such shortfall attributable to a failure or delay by the recipient thereof in converting such actual amount received in such other currency to Dollars), and shall not be affected by judgment being obtained for any other sums due under this Guarantee Agreement or the Guarantees.

     18. MISCELLANEOUS.

     18.1. Successors and Assigns.

     All covenants and other agreements contained in this Guarantee Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

     18.2. Payments Due on Non-Business Days.

     Anything in this Guarantee Agreement to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

     18.3. Severability.

     Any provision of this Guarantee Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

     18.4. Construction.

     Each covenant of this Guarantee Agreement shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

     18.5. Counterparts.

     This Guarantee Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

     18.6. Governing Law.

     This Guarantee Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.


                                    * * * * *

     If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Guarantee Agreement and return it to the Guarantor, whereupon the foregoing shall become a binding agreement between you and the Guarantor.

                                   ELAN CORPORATION, PLC

                                   By:/s/  David Hurley
                                      -----------------------
                                        Name:  David Hurley
                                        Title:  Attorney in Fact

The foregoing is hereby agreed to as of the date thereof.


 THE EQUITABLE LIFE ASSURANCE SOCIETY
   OF THE UNITED STATES


By:  /s/  Kenneth G. Ostmann
     --------------------------------------------
      Name:  Kenneth G. Ostmann
      Title:  Investment Officer

FIRST ALLMERICA FINANCIAL LIFE INSURANCE
   COMPANY


By:  /s/  Michael F. Lannigan
     --------------------------------------------
      Name:  Michael F. Lannigan
      Title:  A.V.P.


THE HANOVER INSURANCE COMPANY


By:  /s/  Ann K. Tripp
     --------------------------------------------
      Name:  Ann K. Tripp
      Title:  Vice President

ALLSTATE LIFE INSURANCE COMPANY


By:  /s/  Robert B. Bodett.
     --------------------------------------------
      Name:  Robert B. Bodett
      Title:  Authorized Signatory

By:  /s/  Patricia W. Wilson
     --------------------------------------------
      Name:  Patricia W. Wilson
      Title:  Authorized Signatory

AMERICAN EXPRESS CERTIFICATE COMPANY (910)


By:  /s/  Lorraine R. Hart.
     --------------------------------------------
      Name:  Lorraine R. Hart
      Title:  Vice President

AMERUS LIFE INSURANCE COMPANY


By:  /s/  Roger D. Fors
     --------------------------------------------
      Name:  Roger D. Fors
      Title:  V.P.  Investment Management & Research


DELTA LIFE & ANNUITY COMPANY


By:  /s/  Roger D. Fors
     --------------------------------------------
      Name:  Roger D. Fors
      Title:  V.P. Investment Management & Research

ERIE INDEMNITY COMPANY


By:  /s/  Douglas F. Ziegler
     --------------------------------------------
      Name:  Douglas F. Ziegler
      Title:  Senior Vice President, Treasurer & Chief Investment Officer


ERIE FAMILY LIFE INSURANCE COMPANY


By: /s/  Douglas F. Ziegler
     --------------------------------------------
      Name:  Douglas F. Ziegler
      Title:  Senior Vice President, Treasurer & Chief Investment Officer



Erie Indemnity Company as
Attorney-in-fact For

                            ERIE INSURANCE EXCHANGE


By: /s/  Douglas F. Ziegler
     --------------------------------------------
      Name:  Douglas F. Ziegler
      Title:  Senior Vice President, Treasurer & Chief Investment Officer

GE LIFE AND ANNUITY ASSURANCE COMPANY


By:  /s/  Morian Mooers
     --------------------------------------------
      Name:  Morian Mooers
      Title:  Investment Officer

THE GUARDIAN INSURANCE & ANNUITY
   COMPANY, INC.


By:  /s/  Thomas M. Donohue
     --------------------------------------------
      Name:  Thomas M. Donohue
      Title:  Vice President, Fixed Income


THE GUARDIAN LIFE INSURANCE COMPANY
   OF AMERICA


By:  /s/  Brian Keating
     --------------------------------------------
      Name:  Brian Keating
      Title:  Director - Fixed Income

JOHN HANCOCK LIFE INSURANCE COMPANY


By:  /s/  Stephen J. Blewitt
     --------------------------------------------
      Name:  Stephen J. Blewitt
      Title:  Managing Director


JOHN HANCOCK VARIABLE LIFE INSURANCE
   COMPANY


By:  /s/  Stephen J. Blewitt
     --------------------------------------------
      Name:  Stephen J. Blewitt
      Title:  Authorized Signatory


MELLON BANK, N.A., solely in its capacity as Trustee for the Bell Atlantic Master Trust (as directed by John Hancock Life Insurance Company), and not in its individual capacity



By:  /s/  Carole Bruno
     --------------------------------------------
      Name:  Carole Bruno
      Title:  Authorized Signatory

     The decision to participate in this
     investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.


COMMONWEALTH OF PENNSYLVANIA STATE
   EMPLOYEES' RETIREMENT SYSTEM
By:      John Hancock Life Insurance Company,
         As Investment Advisor

By:  /s/  Stephen J. Blewitt
     --------------------------------------------
      Name:  Stephen J. Blewitt
      Title:  Managing Director

SIGNATURE 3 LIMITED
By:      John Hancock Life Insurance Company,
         as Portfolio Adviser


By:  /s/  Stephen J. Blewitt
     --------------------------------------------
      Name:  Stephen J. Blewitt
      Title:  Managing Director

LUTHERAN BROTHERHOOD


By:  /s/  Mark O. Swenson
     --------------------------------------------
      Name:  Mark O. Swenson
      Title:  Vice President

BAYSTATE HEALTH SYSTEM, INC.

By: David L. Babson & Company Inc. as Investment Adviser

By:  /s/  Richard C. Morrison
     --------------------------------------------
      Name:  Richard C. Morrison
      Title:  Managing Director


C.M. LIFE INSURANCE COMPANY

By: David L. Babson & Company Inc. as Investment Sub-Adviser

By: /s/  Richard C. Morrison
     --------------------------------------------
      Name:  Richard C. Morrison
      Title:  Managing Director


MASSACHUSETTS MUTUAL LIFE INSURANCE
   COMPANY

By: David L. Babson & Company Inc. as Investment Adviser

By: /s/  Richard C. Morrison
     --------------------------------------------
      Name:  Richard C. Morrison
      Title:  Managing Director:

FIDELITY AND GUARANTY LIFE INSURANCE
   COMPANY


By:  /s/  Michael J. Stafford, Jr.
     --------------------------------------------
      Name:  Michael J. Stafford, Jr.
      Title:  CIO, Mt. Washington Investment Group

MONY LIFE INSURANCE COMPANY OF AMERICA


By:  /s/  Suzanne E. Walton
     --------------------------------------------
      Name:  Suzanne E. Walton
      Title:  Authorized Agent

UNITED OF OMAHA LIFE INSURANCE COMPANY


By:  /s/  Edwin H. Garrison, Jr.
     --------------------------------------------
      Name:  Edwin H. Garrison, Jr.
      Title:  First Vice President

NATIONWIDE LIFE INSURANCE COMPANY


By:  /s/  Mark W. Poeppelman
     --------------------------------------------
      Name:  Mark W. Poppelman
      Title:  Associate Vice President

NEW YORK LIFE INSURANCE COMPANY


By:  /s/  Robert E. Ferguson
     --------------------------------------------
      Name:  Robert E. Ferguson
      Title:  Investment Vice President


NEW YORK LIFE INSURANCE AND ANNUITY
   CORPORATION

By:      NEW YORK LIFE INSURANCE COMPANY

By:  /s/  Robert E. Ferguson
     --------------------------------------------
      Name:  Robert E. Ferguson
      Title:  Investment Vice President

THE NORTHWESTERN MUTUAL LIFE INSURANCE
   COMPANY


By:  /s/  Jeffrey J. Lueken
     --------------------------------------------
      Name:  Jeffrey J. Lueken
      Title:  Its Authorized Representative

THE OHIO NATIONAL LIFE INSURANCE COMPANY


By:  /s/  Michael A. Boedeker
     --------------------------------------------
      Name:  Michael A. Boedeker
      Title:  Senior Vice President, Investments

PACIFIC LIFE INSURANCE COMPANY


By:  /s/  Cathy Schwartz
     --------------------------------------------
      Name:  Cathy Schwartz
      Title:  Asst. Vice President


By:  /s/  Diane W. Dales
     --------------------------------------------
      Name:  Diane W. Dales
      Title:  Asst. Secretary

THE PENN MUTUAL LIFE INSURANCE
   COMPANY


By:  /s/  Todd Fox
     --------------------------------------------
      Name:  Todd Fox
      Title:  Portfolio Manager

By:  PPM AMERICA, INC., as attorney in fact,
on behalf of Jackson National Life Insurance Company


By:  /s/ Chris Raub
     --------------------------------------------
      Name:  Chris Raub
      Title:  Managing Director


By:  PPM AMERICA, INC., as attorney in fact,
on behalf of Jackson National Life Insurance
Company of New York


By:  /s/  Chris Raub
     --------------------------------------------
      Name:  Chris Raub
      Title:  Managing Director

PROVIDENT MUTUAL LIFE INSURANCE
       COMPANY


By:  /s/ James D. Kestner
     --------------------------------------------
      Name:  James D. Kestner
      Title:  Vice President

THE PRUDENTIAL INSURANCE COMPANY OF
   AMERICA


By:  /s/  Alfred D. Sharp
     --------------------------------------------
      Name:  Alfred D. Sharp
      Title:  Vice President


PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY


By: /s/  Alfred D. Sharp
     --------------------------------------------
      Name:  Alfred D. Sharp
      Title:  Vice President


HARTFORD LIFE INSURANCE COMPANY


By: /s/  Alfred D. Sharp
     --------------------------------------------
      Name:  Alfred D. Sharp
      Title:  Vice President


PRUCO LIFE INSURANCE COMPANY


By: /s/  Alfred D. Sharp
     --------------------------------------------
      Name:  Alfred D. Sharp
      Title:  Vice President

KEMPER INVESTORS LIFE INSURANCE COMPANY


By:  /s/  Gary W. Fridley
     --------------------------------------------
      Name:  Gary W. Fridley
      Title:  Chief Investment Officer

By:  /s/  David S. Jorgensen
     --------------------------------------------
      Name:  David S. Jorgensen
      Title:  Controller and Treasurer


FEDERAL KEMPER LIFE ASSURANCE COMPANY


By: /s/  Gary W. Fridley
     --------------------------------------------
      Name:  Gary W. Fridley
      Title:  Chief Investment Officer

By:  /s/  David S. Jorgensen
     --------------------------------------------
      Name:  David S. Jorgensen
      Title:  Controller and Treasurer


FIDELITY LIFE ASSOCIATION


By: /s/  Gary W. Fridley
     --------------------------------------------
      Name:  Gary W. Fridley
      Title:  Chief Investment Officer

By:  /s/  David S. Jorgensen
     --------------------------------------------
      Name:  David S. Jorgensen
      Title:  Controller and Treasurer

ZURICH LIFE INSURANCE COMPANY OF AMERICA


By: /s/  Gary W. Fridley
     --------------------------------------------
      Name:  Gary W. Fridley
      Title:  Chief Investment Officer

By:  /s/  David S. Jorgensen
     --------------------------------------------
      Name:  David S. Jorgensen
      Title:  Controller and Treasurer


FARMERS NEW WORLD LIFE INSURANCE COMPANY


By:  /s/  Bradley Perkins
     --------------------------------------------
      Name:  Bradley Perkins
      Title:  Managing Director


FIRE INSURANCE EXCHANGE


By:  /s/ Bradley Perkins
     --------------------------------------------
      Name:  Bradley Perkins
      Title:  Managing Director

TEACHERS' RETIREMENT SYSTEM OF ALABAMA


By:  /s/  David Bronner
     --------------------------------------------
      Name:  David Bronner
      Title:  CEO


EMPLOYEES' RETIREMENT SYSTEM OF ALABAMA


By: /s/  David Bronner
     --------------------------------------------
      Name:  David Bronner
      Title:  CEO


JUDICIAL RETIREMENT FUND


By: /s/  David Bronner
     --------------------------------------------
      Name:  David Bronner
      Title:  CEO


PUBLIC EMPLOYEES' INDIVIDUAL RETIREMENT
   ACCOUNT FUND


By: /s/  David Bronner
     --------------------------------------------
      Name:  David Bronner
      Title:  CEO


PEIRAF-DEFERRED COMPENSATION PLAN


By: /s/  David Bronner
     --------------------------------------------
      Name:  David Bronner
      Title:  CEO:

ALABAMA UNDERGROUND AND ABOVEGROUND
   STORAGE TANK TRUST FUND


By: /s/  David Bronner
     --------------------------------------------
      Name:  David Bronner
      Title:  CEO


DISTRICT ATTORNEYS' SPOUSES FUND


By:/s/  David Bronner
     --------------------------------------------
      Name:  David Bronner
      Title:  CEO


ALABAMA GAME & FISH ENDOWMENT FUND


By: /s/  David Bronner
     --------------------------------------------
      Name:  David Bronner
      Title:  CEO


CLERKS' & REGISTERS' SUPERNUMERARY FUND


By: /s/  David Bronner
     --------------------------------------------
       Name:  David Bronner
       Title:  CEO

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)


By:  /s/  John N. Whelihan                   By:/s/  Richard Gordon
     -----------------------------------        ------------------------------
      Name:  John N. Whelihan                   Name:  Richard Gordon
      Title:  Vice President                    Title:  Vice President
              U.S. Private Placements-                  U.S. Public Bonds -
              for President                             for Secretary


SUN LIFE ASSURANCE COMPANY OF CANADA


By: /s/  John N. Whelihan                    By:/s/  Richard Gordon
    -----------------------------------         ------------------------------
      Name:  John N. Whelihan                   Name:  Richard Gordon
      Title:  Vice President                    Title:  Vice President
              U.S. Private Placements- -                U.S. Public Bonds -
              for President                             for Secretary

BANC OF AMERICA SECURITIES LLC


By:  /s/  Mark W. Ponder
     --------------------------------------------
      Name:  Mark W. Ponder
      Title:  Principal

                                                                      SCHEDULE A


                                  DEFINED TERMS

     As used herein, terms defined in the Note Purchase Agreement are used herein as defined therein. In addition, as used herein:

     "AAA Rated Country" means a country having, on the date of determination, a credit rating of AAA from Standard & Poor's or Aaa from Moody's.

     "Annualized EBITDA" means, as of any date, EBITDA for each of the four most recently completed fiscal quarters prior to such date.

     "Applicable Taxing Authority" is defined in Section 4.9(b).

     "benefit liabilities" is defined in Section 4.12(b).

     "Business Day" means any day other than a Saturday, a Sunday or a day on which commercial banks in New York City or Ireland are required or authorized to be closed.

     "Confidential Information" is defined in Section 14.

     "Consolidated Adjusted Indebtedness" means, as of any date, all Indebtedness of the Guarantor and its Subsidiaries outstanding on such date determined on a consolidated basis in accordance with U.S. GAAP, excluding all Excluded Debt.

     "Consolidated Adjusted Net Income" means, with respect to any period, the consolidated net income of the Guarantor and its Subsidiaries for such period as determined in accordance with U.S. GAAP, excluding (i) unusual items, extraordinary items and non-recurring items, including but not limited to: (a) write-offs of in-process research and development or other intangible assets arising from any acquisition and (b) restructuring or integration charges, and
(ii) any amount representing any interest in the unremitted earnings of any Person other than a Subsidiary.

     "Consolidated Adjusted Net Worth" means, as of any date, (i) the sum of (a) Consolidated Net Worth of the Guarantor and its Subsidiaries as of December 31, 2000 determined in accordance with U.S. GAAP and (b) Consolidated Adjusted Net Income for the period from and including January 1, 2001 through such date minus
(ii) dividends, interest on capital or other distribution with respect to any class of Capital Stock of the Guarantor paid, or any payment on account of the purchase redemption, retirement, acquisition, cancellation or termination of any such shares of Capital Stock of the Guarantor made during the period from and including January 1, 2001 through such date.

     "Consolidated Net Worth" means, as of any date, the consolidated shareholders' equity of the Guarantor and its Subsidiaries determined in accordance with

U.S. GAAP as of such date, excluding any reduction in consolidated shareholders' equity as a result of any unusual items, extraordinary items or non-recurring items, to the extent such items have not otherwise reduced consolidated net income occurring during the period from and including January 1, 2000 through such date.

     "Consolidated Total Assets" means, on any date of determination with respect to the Guarantor and its Subsidiaries, all assets of the Guarantor and its Subsidiaries that would be classified as assets of a company conducting a business the same as or similar to that of the Guarantor, after deducting adequate reserves in each case in which a reserve is proper, on a consolidated basis in accordance with U.S. GAAP.

     "Consolidated Total Capitalization" means, as of any date, the sum of (i) Consolidated Adjusted Indebtedness on such date, (ii) Consolidated Adjusted Net Worth on such date and (iii) an amount equal to any increases in the consolidated shareholders' equity of the Guarantor and its Subsidiaries determined in accordance with U.S. GAAP resulting from the issuance of ordinary shares of the Guarantor during the period from January 1, 2000 through such date, except that in the case of ordinary shares issued in acquiring 100% of the stock of another corporation (a "Relevant Acquisition"), the amount to be included will be limited to the value of the ordinary shares issued net of any charge at the closing of such Relevant Acquisition for a write down in acquired research and development costs associated with such Relevant Acquisition.

     "current value" is defined in Section 4.12(b).

     "Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

     "Deemed Non-Competitor" means any Person with respect to which any holder has provided the legal name of such Person and has requested the Guarantor's determination as to whether such Person, in the Guarantor's reasonable judgement, is a competitor of the Guarantor or any of its Subsidiaries or has commercial activities adverse to the commercial activities of the Guarantor or any of its Subsidiaries unrelated to providing finance or holding of the Notes and the Guarantor has not responded in writing to such holder, within 10 days after the date such request is made, deeming such Person to be a competitor or to have commercial activities adverse to the Guarantor.

     "EBITDA" means, for any period, Consolidated Adjusted Net Income for such period (i) plus all amounts deducted in the computation thereof on account of
(A) depreciation and amortization, (B) interest expense (including imputed interest in respect of Capital Leases, amortization of debt discount, the net costs under Swaps and the interest portion of any deferred payment obligation),
(C) all other non-cash expenses and (D) income taxes and (ii) minus all non-cash gains included in determining Consolidated Adjusted Net Income for such period, all calculated on a consolidated basis in accordance with U.S. GAAP.

     "Eighty Percent Subsidiary" means a Subsidiary as to which at least 80% of the Capital Stock of which is owned directly or indirectly by the Guarantor.

     "ERISA Affiliate" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Guarantor under Section 414 of the Code.

     "European Union Country" means any member country of the European Union as of the date hereof, not including Greece.

     "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

     "Excluded Debt" means $1,643,546,000 aggregate principal amount at maturity of Liquid Yield Option Notes due 2018 issued by Elan Finance Corporation Ltd. ("EFC"), pursuant to an indenture, dated as of December 14, 1999, by and among EFC, the Guarantor and The Bank of New York, as trustee, including the Guarantor's Guaranty thereof.

     "Foreign Pension Plan" is defined in Section 4.12(f).

     "Forms" is defined in Section 8(a).

     "Guarantee Agreement" is defined in Section 11.3.

     "Guarantor" means Elan Corporation, plc, a company incorporated under the laws of Ireland, or any successor thereto that shall have become such in the manner prescribed in Section 7.2.

     "Investment Policy" means the working capital investment policy of the Guarantor in effect from time.

     "margin stock" is defined in Section 4.14.

     "Material Adverse Effect" means a material adverse effect on the (a) business, operations, affairs, financial condition, prospects, assets or properties of the Guarantor and its Subsidiaries, taken as a whole, (b) or the ability of the Guarantor to perform its obligations under the Guarantee Agreement or the Guarantees or (c) the validity or enforceability of the Guarantee Agreement or the Guarantees.

     "Note Purchase Agreement" means the Note Purchase Agreement dated as of the date hereof among the Company and the Purchasers.

     "present value" is defined in Section 4.12(b).

     "Purchaser" and "Purchasers" are defined in the first paragraph of this Guarantee Agreement.

     "purpose of buying or carrying" is defined in Section 4.14.

     "SEC" means the Securities and Exchange Commission.

     "Senior Indebtedness" of the Guarantor means the principal of, premium, if any, and interest on (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, but only to the extent allowed or permitted to the holder of such Indebtedness against the bankruptcy or other insolvency estate of the Guarantor in such proceeding) and fees, expenses, reimbursement obligations, indemnity obligations and other amounts due on or in connection with any Indebtedness incurred, assumed or guaranteed by the Guarantor, whether outstanding on the date of the Guarantee Agreement or thereafter incurred, assumed or guaranteed, and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any such Indebtedness; provided, however, that the following will not constitute Senior Indebtedness of the Guarantor, if the instrument creating the same or evidencing the same or pursuant to which the same is outstanding expressly provides (i) that such Indebtedness shall not be senior in right of payment to the Guarantees or (ii) that such Indebtedness shall be subordinated to any other debt of the Guarantor unless such instrument expressly provides that such debt shall be senior in right of payment to the Guarantees; provided, further, that, without limiting the foregoing, the Guarantees will rank pari passu in right of payment with (i) the Guaranty by the Guarantor of $1,643,546,000 aggregate principal amount at maturity of Liquid Yield Option Notes due 2018 issued by Elan Finance Corporation Ltd. ("EFC"), pursuant to an indenture dated as of December 14, 1990 by and among EFC, the Guarantor and The Bank of New York, as Trustee, (ii) the Guaranty by the Guarantor pursuant to the Guarantee Agreement dated as of June 28, 1999 by and among the Guarantor and the purchasers party thereto of $350,000,000 original aggregate principal amount of 8.43% Guaranteed Notes due June 29, 2002 issued by Elan Pharmaceutical Investments Ltd. ("EPIL") pursuant to the Note Purchase Agreement dated as of June 28, 1999 by and among EPIL and the purchasers party thereto, (iii) the Guaranty by the Guarantor pursuant to the Guarantee Agreement dated as of June 28, 2000 by and among the Guarantor and the purchasers party thereto of $450,000,000 aggregate principal amount of 9.56% Guaranteed Notes due June 28, 2004 issued by Elan Pharmaceutical Investments II, Ltd. ("EPIL II") pursuant to the Note Purchase Agreement dated as of June 28, 2000 by and among EPIL II and the Purchasers party thereto and
(iv) the Guaranty by the Guarantor of $650,000,000 aggregate principal amount of 7.25% Senior Notes due February 21, 2008 issued by Athena Neurosciences Finance, LLC, an indirect subsidiary of the Guarantor ("Athena Finance"), pursuant to an Indenture, dated as of February 21, 2001 by and among Athena Finance, the Guarantor and the Bank of New York, as Trustee.

     "Surviving Entity" is defined in Section 7.2(a).

     "Tax" and "Taxes" are defined in Section 4.9(b) and, with respect to their use therein, in Section 9.2.

                                                                       EXHIBIT 1

                               FORM OF GUARANTEE

     For value received, the undersigned hereby unconditionally and irrevocably guarantees on a subordinated basis to the holder of the foregoing Note the due and punctual payment of the principal of, Make-Whole Amount, if any, and interest on said Note, as more fully provided in the Note and the Guarantee Agreement referred to in said Note.


                                ELAN CORPORATION, PLC


                                By:
                                        ----------------------------------------
                                        Name:
                                        Title: